DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06026884

RECD S.E.C.
3 2006
1088

March 7, 2006

Stuart S. Moskowitz
Senior Counsel
Office of the Senior Vice President
and General Counsel
International Business Machines Corporation
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2006

Re: International Business Machines Corporation
Incoming letter dated February 18, 2006

Dear Mr. Moskowitz:

This is in response to your letter dated February 18, 2006 concerning the shareholder proposal submitted to IBM by Edward Foster. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Edward Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120

51193

International Business Machines Corporation

Office of the Senior Vice President
and General Counsel

Armonk, New York 10504

February 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Proxy Statement
Stockholder Proposal From Mr. Edward Foster
RULE 14a-8(c) - Violation of the One Proposal Rule

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with another stockholder proposal e-mailed from Mr. Edward Foster (the "Proponent") dated February 6, 2006 (the "Proposal"), in which the Proponent again seeks for IBM to have stockholders vote on removing Mr. Palmisano as CEO. **(See Exhibit A).**

The instant Proposal is in addition to two other "Additional Proposals" e-mailed by the Proponent on January 17, 2006 and January 20, 2006, which other e-mails are the subject of a separate no-action letter request dated January 23, 2006, also under Rule 14a-8(c), which request is pending at this time. **A complete copy of such earlier request is attached as Exhibit B hereto.** The instant Proposal is also in addition to a proposal from Mr. Foster which was previously the subject of a separate no-action letter from the staff dated November 30, 2005. **(See Exhibit C to January 23, 2006 letter request attached hereto).**

IBM believes that the instant (and now 4th) stockholder proposal this season from Mr. Foster may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL, IN ADDITION TO BEING UNTIMELY, MAY BE OMITTED UNDER RULE 14a-8(c) BECAUSE A PROPONENT MAY SUBMIT NO MORE THAN ONE PROPOSAL TO A COMPANY FOR A PARTICULAR SHAREHOLDERS' MEETING.

As noted above, this is now the fourth (4th) proposal the Proponent has e-mailed into the Company for inclusion in our proxy materials ***this season alone***.[1] The Proponent initially submitted a proposal for IBM's 2006 proxy materials which was fully considered, and properly excluded by IBM. **(See Exhibit C to January 23, 2006 IBM letter request attached hereto)** In this connection, the first proposal this season stated:

> **"I wish to submit a shareholder resolution for the 2006 annual meeting that you be terminated and the board replace you."**

Well after our 2006 proposal deadline[2], as well as after the Proponent's received the Company's November 4, 2005 letter as well as the staff's response to the Company's request for relief with respect to such proposal, the Proponent e-mailed two additional stockholder proposals to our Chairman and CEO. The first e-mail, dated January 17, 2006, sought the very same relief as the earlier proposal the Company already received staff concurrence to omit. The January 17 e-mail stated:

> **"I propose the share holders have the opportunity to vote on your termination and demand the Board of Directors imediately find your replacement." (sic)**
>
> **(See Exhibit A to January 23, 2006 IBM letter request, attached hereto)**

On January 20, 2006, the Proponent sent a second e-mail proposal to our Chairman and CEO, stating:

> **"In addition to share holders voting upon your retention as CEO I propose that share holders also be given the opportunity to determine Board of Directors and Chairman of the Baord elections through a majority vote standard." (sic)**
>
> **(See Exhibit B to January 23, 2006 IBM letter request, attached hereto)**

---

[1] Mr. Foster has also e-mailed multiple stockholder proposals of a similar nature to IBM since 2002.

[2] The deadline for both the receipt of stockholder proposals for the 2006 annual meeting under Rule 14a-8, as well as for other matters under Rule 14a-4, was November 7, 2005, and such deadlines were clearly set forth in the Company's 2005 proxy statement.

The undersigned sent a copy of my January 23, 2006 letter to the Proponent, and after the Proponent received the undersigned's letter requesting omission of the two "Additional Proposals" noted above, the Proponent sent in yet another e-mail to Mr. Palmisano on February 6, 2006, which is the subject of the instant letter. The instant Proposal states:

> **"As I have proposed before and am proposing againg the share holders must be give an opportunity to vote on your removal." (sic)**

(See Exhibit A)

These repeated attempts to have IBM stockholders vote on Mr. Palmisano's removal is clearly improper and subject to exclusion under Rule 14a-8(c). Just like the two Additional Proposals, which are the subject of the undersigned's January 23, 2006 letter to the staff, the instant Proposal is also subject to exclusion under Rule 14a-8(c), which provides that a stockholder may submit no more than one proposal to a company for a shareholders' meeting. Since Mr. Foster's first stockholder proposal was already fully and properly considered for our 2006 Annual Meeting -- and properly omitted with staff concurrence -- both the instant Proposal, dated February 6, 2006, as well as the first two Additional Proposals, dated January 17, 2006 and January 20, 2006 respectively, are all improper, and may *all* be excluded by the Company from our proxy materials under Rule 14a-8(c). See Motorola Inc. (December 31, 2001).[3] As in Motorola, the same result should apply in the instant case with respect to the instant Proposal, as well as the two Additional Proposals earlier filed by the Proponent. Therefore, IBM respectfully requests staff concurrence that IBM be permitted to exclude the instant Proposal, as well as the Additional Proposals, under Rule 14a-8(c).

II. CABOT RELIEF IS WARRANTED WITH RESPECT TO THE INSTANT PROPOSAL, AND SUCH RELIEF IS THEREFORE RESPECTFULLY REQUESTED BY THE COMPANY.

The Proponent continues to e-mail multiple proposals to have IBM terminate Mr. Palmisano, our Chairman and CEO. In addition, notwithstanding the Proponent's knowledge of the stockholder proposal process, the Proponent continues to ignore the rules as have been clearly pointed out to him in multiple correspondences over the last 4 years. Indeed, since July 2002, the Proponent has e-mailed Mr. Palmisano no less than 25 times, including among such e-mails multiple complaints about Mr. Palmisano's performance, and stockholder proposals that seek to have IBM terminate

[3] In Motorola, the staff concurred with a request to exclude a second proposal from Mr. Smith, writing, in pertinent part, that:

> a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In arriving at this position, the staff has particularly noted that the proponent previously submitted a proposal for inclusion in the company's proxy materials with respect to the same meeting.

Mr. Palmisano. Although the stockholder proposal process is not properly available to the Proponent under Rule 14a-8(c), the Proponent continues to ignore this fact by submitting multiple e-mails reproposing a matter which has already been excluded with staff concurrence. This is not what the 14a-8 process is designed to achieve. Hence, in addition to requesting staff concurrence to exclude the instant Proposal (and the two earlier filed proposals under Rule 14a-8(c), the Company is respectfully requesting **Cabot** relief with respect to any future submissions of a same or similar nature from the instant Proponent. Cabot Corporation (November 4, 1994); International Business Machines Corporation (December 12, 2005); Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001); Unocal Corporation (March 30, 2000).

III. THE COMPANY REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THIS PROPOSAL, LIKE THE TWO OTHERS SENT IN BY THE PROPONENT IN JANUARY 2006, WAS RECEIVED LESS THAN 80 DAYS BEFORE THE ANTICIPATED FILING DATE OF OUR 2006 PROXY MATERIALS.

The Company intends to file its 2006 proxy materials on or about March 9, 2006, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent e-mailed in this latest Proposal on February 6, 2006, the Company submits that good cause exists for our filing of this request less than 80 days prior to the filing of our proxy materials. We therefore respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See International Business Machines Corporation (March 6, 2003)(waiver of 80 day rule granted for similar proposals also filed late by Mr. Foster, the same Proponent).

We are sending the Proponent a copy of this submission, advising him of our intent to exclude this Proposal (and the Additional Proposals) from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you very much for your attention and interest in this matter.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Mr. Edward Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Attachment: Original Letter

From: email-sjp@events.ihost.com on 02-06-2006 01:34 PM

To: undisclosed-recipients:;
cc:
Subject: General comments:

You are a liability to the IBM Company. With you as CEO the stock isn't even worth $80/share.

As I have proposed before and am proposing againg the share holders must be give an opportunity to
vote or your removal.

This information has been provided by users of the IBM World Wide Web Home Page for Office.

Originated on:
2006/02/06 18:34:18 CUT

Category/Subject:
Category: General comments

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Delivered To:
Principal 017

Internet client:
ACC2DAA4.ipt.aol.com (172.194.218.164)

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

January 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Proxy Statement
Two Additional Stockholder Proposals From Mr. Edward Foster
RULE 14a-8(c) - Violation of the One Proposal Rule

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with two **additional** stockholder proposals IBM just received from Mr. Edward Foster (the "Proponent") dated January 17, 2006 and January 20, 2006 respectively (the "Additional "Proposals"), which Additional Proposals the Proponent now seeks for IBM to include in our 2006 proxy statement **(See Exhibits A and B).** These two Additional Proposals filed by the Proponent are in addition to a proposal previously submitted by the Proponent for IBM's 2006 proxy materials, which earlier proposal was the subject of a separate no-action letter from the staff dated November 30, 2005 **(See Exhibit C).**

IBM believes both of the Additional Proposals may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE TWO ADDITIONAL PROPOSALS, IN ADDITION TO BEING UNTIMELY, MAY BE OMITTED UNDER RULE 14a-8(c) BECAUSE A PROPONENT MAY SUBMIT NO MORE THAN ONE PROPOSAL TO A COMPANY FOR A PARTICULAR SHAREHOLDERS' MEETING.

The Proponent already submitted a proposal for IBM's 2006 proxy materials which was fully considered, and properly excluded by IBM. In this connection, on April 15, 2005, the Proponent submitted an e-mail proposal to our Chairman and Chief Executive Officer for consideration in our 2006 proxy statement which proposal was the subject of the Company's no-action letter request dated November 4, 2005. Such earlier proposal stated:

"I wish to submit a shareholder resolution for the 2006 annual meeting that you be terminated and the board replace you."

The Proponent failed to respond to the Company's request for proper proof of beneficial ownership and on November 30, 2005, the staff concurred with the Company's request that such earlier proposal could be omitted from our 2006 proxy materials under Rules 14a-8(b) and 14a-8(f). **(See Exhibit C).**

This week, well after our 2006 proposal deadline, as well as after the Proponent's receipt of the staff's November 30, 2005 response to the Company's request for relief with respect to such earlier proposal, the Proponent e-mailed two additional stockholder proposals to our Chairman and CEO. The first e-mail, dated January 17, 2006, seeks the very same relief as the earlier proposal the Company already received staff concurrence to omit. The January 17 e-mail states:

"I propose the share holders have the opportunity to vote on your termination and demand the Board of Directors imediately find your replacement." (sic)

(See Exhibit A)

On January 20, 2006, the Proponent sent a second e-mail proposal to our Chairman and CEO, stating:

"In addition to share holders voting upon your retention as CEO I propose that share holders also be given the opportunity to determine Board of Directors and Chairman of the Baord elections through a majority vote standard." (sic)

(See Exhibit B)

Both of these two Additional Proposals are clearly subject to omission under Rule 14a-8(c), which rule provides that a stockholder may submit no more than one proposal to a company for a particular shareholders' meeting. Since the first stockholder proposal from the Proponent was already fully and properly considered for our 2006 Annual Meeting -- and omitted with staff concurrence -- the two Additional Proposals, dated January 17, 2006 and January 20, 2006 respectively, are improper, and may be excluded by the Company from our proxy materials under Rule 14a-8(c). See <u>Motorola Inc.</u> (December 31, 2001)(the Smith proposals), where the staff, in concurring with a request to exclude a second proposal from Mr. Smith, wrote in pertinent part, that:

a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In arriving at this position, the staff has particularly noted that the proponent previously submitted a proposal for inclusion in the company's proxy materials with respect to the same meeting.

As in Motorola, the same result should apply in the instant case with respect to the two Additional Proposals now filed by the Proponent. We therefore respectfully request staff concurrence that IBM be permitted to exclude the two Additional Proposals under Rule 14a-8(c).

II. THE COMPANY ALSO REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THE ADDITIONAL PROPOSALS WERE RECEIVED LESS THAN 80 DAYS BEFORE THE ANTICIPATED FILING DATE OF OUR 2006 PROXY MATERIALS.

The Company intends to file its 2006 proxy materials on or about March 9, 2006, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent has just filed the two Additional Proposals, the Company submits that good cause exists for our filing of this request less than 80 days prior to the filing of our proxy materials. We therefore respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See International Business Machines Corporation (March 6, 2003)(waiver of 80 day rule granted for similar proposals also filed late by the same Proponent).

We are sending the Proponent a copy of this submission, advising him of our intent to exclude the two Additional Proposals from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you very much for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Mr. Edward Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Attachment: E-Mail

From: email-sjp@events.ihost.com on 01-17-2006 05:00 PM

To: undisclosed-recipients:;
cc:
Subject: General comments:

You are an absolute embarrassment to the IBM Company, its share holders and its employees.
You have proven quarter after quarter for over 5 years you and not capable of effectively managing IBM.

As long as you remain the CEO IBM will be an $80.00 stock. You eliminate the pension plan to reduce expense which would be acceptable if you contributed by growing revenue. On that count what a disaster. The problem is that you control the Board and the compensation committee. They pay you not on performance but on your directive. Any other employee performing as you have for five years would have been terminated from employment by now.

As a result I propose the share holders have the opportunity to vote on your termination and demand the Board of Directors imediately find your replacement.

This information has been provided by users of the IBM World Wide Web Home Page for Office.

Originated on:
2006/01/17 22:00:54 CUT

Category/Subject:
Category: General comments

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Delivered To:
Principal 017

Internet client:
ACC041E5.ipt.aol.com (172.192.65.229)

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Attachment: Original Letter

From: email-sjp@events.ihost.com on 01-20-2006 12:06 PM

To: undisclosed-recipients:;
cc:
Subject: General comments:

In addition to share holders voting upon your retention as CEO I propose that share holders
also be given the opportunity to determine Board of Directors and Chairman of the Baord
elections through a majority vote standard.

That should eliminate the current problem of your absolute power over the Boards operations.

This information has been provided by users of the IBM World Wide Web Home Page for Office.

Originated on:
2006/01/20 17:06:25 CUT

Category/Subject:
Category: General comments

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

November 30, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated November 4, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated November 4, 2005 concerning the shareholder proposal submitted to IBM by Edward Foster. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Edward Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120

November 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 4, 2005

The proposal relates to IBM's chairman and chief executive officer.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to IBM's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Mary Beth Breslin
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated February 18, 2006

The proposal relates to IBM's chief executive officer.

To the extent the proponent intended the proposal to be included in IBM's proxy materials, there appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposals from its proxy materials in reliance on rule 14a-8(c).

We note that IBM did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant IBM's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel